Tel Aviv, September 26, 2011 Our ref: 13878/1250

VIA EDGAR

Mr. Geoffrey Kruczek
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: D. Medical Industries Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 13, 2011
File No. 001-34830

Dear Mr. Kruczek:

On behalf of D. Medical Industries Ltd. (the “Company”), we confirm the receipt on September 19, 2011 of the Staff's comment letter with respect to the Form 20-F of the Company for the year ended December 31, 2010.

We note that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to these comments.  The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to these comments. The Company expects that it will be in a position to provide responses to the Staff’s comments by October 6, 2011.

If you have any questions or concerns, please call the undersigned at 972-3-607-4520.

Very truly yours, /s/ Perry Wildes Perry Wildes